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                            March 28, 2024

       Devdatt Kurdikar
       Chief Executive Officer
       Embecta Corp.
       300 Kimball Drive, Suite 300
       Parsippany, New Jersey

                                                        Re: Embecta Corp.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2023
                                                            Filed November 29,
2023
                                                            Form 8-K dated
February 9, 2024
                                                            File No. 001-41186

       Dear Devdatt Kurdikar :

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal year Ended September 30, 2023

       Exhibits

   1. We note that the certifications provided as Exhibit 31.1 and Exhibit 31.2 for your Form
                                                        10-K for fiscal year
ended September 30, 2023 do not include paragraph 4(b) and the introductory language
in paragraph 4, referring to your internal control over financial reporting. Please amend
the filing to provide revised certifications. You may file an abbreviated amendment
that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4
and 5 of the certification. Refer to Exchange Act Rule 13a-14(a)
                                                        and Item 601(b)(31) of
Regulation S-K. Please ensure the revised certifications refer to the Form 10-K/A and are
currently dated.
 Devdatt Kurdikar
Embecta Corp.
March 28, 2024
Page 2



Form 8-K dated February 9, 2024

Exhibit 99.1, page 9

2. We note you presented Adjusted Net Income and Adjusted Net Income per Diluted Share
         basing off a reconciliation from Income Before Income Taxes to Adjusted Pre-Tax
         Income, resulting in your non-GAAP measures being presented before their comparable
         GAAP measurements for GAAP Net Income and GAAP Net Income per Diluted Share.
         In future filings, please ensure you present each of your non-GAAP reconciliation starting from the most directly comparable GAAP measures, and also present GAAP measures before non-GAAP measures to avoid the prominent issue. Refer to Question 102.10(a)
         and 10(b) of the Compliance and Disclosure Interpretations on Non-GAAP Financial
         Measures.

3. We note you had incurred significant One-time stand up costs for the last two years and that you expect to incur similar but less costs in fiscal year 2024. Please tell us the major components of these costs, and for each major component your basis to determine that such costs are non-recurring, infrequent or unusual in nature. In that regard, we note you disclosed in your financial statement notes that other operating expenses include costs for the implementation of your new ERP system. Refer to Question 102.03 of the
         Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Revise
         your disclosures in future filings where necessary.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christie Wong at 202-551-3684 or Li Xiao at 202-551-4391 with any questions.



                                                                Sincerely,
FirstName LastNameDevdatt Kurdikar
                                                                Division of
Corporation Finance
Comapany NameEmbecta Corp.
                                                                Office of
Industrial Applications and
March 28, 2024 Page 2                                           Services
FirstName LastName